Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


         Beginning   January 1, 1996   and Ending   December 31, 1996


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU SERVICE, INC.
                        (Exact Name of Reporting Company)


       A                    Subsidiary                    Service Company
                   ("Mutual" or "Subsidiary")


                      Date of Incorporation April 30, 1970
             If not Incorporated, Date of Organization


 State or Sovereign Power under which Incorporated or Organized   Pennsylvania


 Location of Principal Executive Offices of Reporting Company:

                   100 Interpace Parkway, Parsippany, NJ 07054


 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                         100 Interpace Parkway
 P. R. Chatman           Assistant Comptroller           Parsippany, NJ  07054
   (Name)                      (Title)                         (Address)


 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:

                                    GPU, INC.

                                                                          1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

        1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

        2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

        3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

        4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

        5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

        6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

        7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

        8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

        9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

       10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

       11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                         Page
                                                                        Number


   Description of Schedules and Accounts          Schedule or Account
                                                        Number

   COMPARATIVE BALANCE SHEET                           Schedule I        4-5

       SERVICE COMPANY PROPERTY                        Schedule II       6-7

       ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8

       INVESTMENTS                                     Schedule IV        9

       ACCOUNTS RECEIVABLE FROM ASSOCIATE
       COMPANIES                                       Schedule V        10

       FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI       11

       STORES EXPENSE UNDISTRIBUTED                    Schedule VII      12

       MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII     13

       MISCELLANEOUS DEFERRED DEBITS                   Schedule IX       14

       RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                                    Schedule X        15

       PROPRIETARY CAPITAL                             Schedule XI       16

       LONG-TERM DEBT                                  Schedule XII      17

       CURRENT AND ACCRUED LIABILITIES                 Schedule XIII     18

       NOTES TO FINANCIAL STATEMENTS                   Schedule XIV      19

   COMPARATIVE INCOME STATEMENT                        Schedule XV       20

       ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457       21

       ANALYSIS OF BILLING - NONASSOCIATE COMPANIES    Account 458       22

       ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
       AND NONASSOCIATE COMPANIES                      Schedule XVI      23

       SCHEDULE OF EXPENSE BY DEPARTMENT OR
       SERVICE FUNCTION                                Schedule XVII    24-25A

       DEPARTMENTAL ANALYSIS OF SALARIES               Account 920       26

       OUTSIDE SERVICES EMPLOYED                       Account 923       27

       EMPLOYEE PENSIONS AND BENEFITS                  Account 926       28

       GENERAL ADVERTISING EXPENSES                    Account 930.1     29

       MISCELLANEOUS GENERAL EXPENSES                  Account 930.2     30

       RENTS                                           Account 931       31

       TAXES OTHER THAN INCOME TAXES                   Account 408       32

       DONATIONS                                       Account 426.1     33

       OTHER DEDUCTIONS                                Account 426.5     34

       NOTES TO STATEMENT OF INCOME                    Schedule XVIII    35

   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                          Page
                                                                        Number



 Description of Reports or Statements


   ORGANIZATION CHART                                                     36




   METHODS OF ALLOCATION                                                  37




   ANNUAL STATEMENT OF COMPENSATION FOR USE                               38
   OF CAPITAL BILLED




   VENTURE DISCLOSURES                                                    39




   FINANCIAL DATA SCHEDULE - FILED VIA EDGAR



   NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                          4
                       ANNUAL REPORT OF GPU SERVICE, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT            ASSETS AND OTHER DEBITS                 As of December 31
                                                           CURRENT      PRIOR
   SERVICE COMPANY PROPERTY

 101   Service Company property (Schedule II)             $ 85,346     $81,211
 107   Construction work in progress (Schedule II)               -           -
             Total Property                                 85,346      81,211

 108   Less accumulated provision for depreciation
       and amortization of service company
       property (Schedule III)                              28,455      24,434

             Net Service Company Property                   56,891      56,777

   INVESTMENTS

 123   Investments in associate companies (Schedule IV)          -           -
 124   Other investments (Schedule IV)                      17,568      10,668
             Total Investments                              17,568      10,668

   CURRENT AND ACCRUED ASSETS

 131   Cash                                                      9          32
 134   Special deposits                                         79          92
 135   Working funds                                             -           -
 136   Temporary cash investments (Schedule IV)                  -           -
 141   Notes receivable                                          -           -
 143   Accounts receivable                                  17,795       2,235
 144   Accumulated provision for uncollectible accounts          -           -
 146   Accounts receivable from associate
       companies (Schedule V)                                8,219       5,366
 152   Fuel stock expenses undistributed (Schedule VI)           -           -
 154   Materials and supplies                                    -           -
 163   Stores expense undistributed (Schedule VII)               -           -
 165   Prepayments                                             894         335
 171   Interest Receivable                                       -           -
 174   Miscellaneous current and accrued
       assets (Schedule VIII)                                    -           -
             Total Current and Accrued Assets               26,996       8,060

   DEFERRED DEBITS

 181   Unamortized debt expense                                 42          46
 184   Clearing accounts                                         -         132
 186   Miscellaneous deferred debits (Schedule IX)           1,949       2,788
 188   Research, development, or demonstration
       expenditures (Schedule X)                                 -           -
 190   Accumulated deferred income taxes                    10,504      12,796
             Total Deferred Debits                          12,495      15,762

             TOTAL ASSETS AND OTHER DEBITS                $113,950     $91,267

                                                                          5
                       ANNUAL REPORT OF GPU SERVICE, INC.



                     SCHEDULE I - COMPARATIVE BALANCE SHEET




 ACCOUNT         LIABILITIES AND PROPRIETARY CAPITAL    As of December 31

                                                         CURRENT      PRIOR
  PROPRIETARY CAPITAL

 201    Common stock issued  (Schedule XI)               $     50   $    50
 211    Miscellaneous paid-in-capital (Schedule XI)             -         -
 215    Appropriated retained earnings (Schedule XI)       (1,856)     (768)
 216    Unappropriated retained earnings (Schedule XI)          -         -
             Total Proprietary Capital                     (1,806)     (718)

  LONG-TERM DEBT

 223    Advances from associate companies (Schedule XII)        -         -
 224    Other long-term debt  (Schedule XII)               36,181    33,685
 225    Unamortized premium on long-term debt                   -         -
 226    Unamortized discount on long-term debt-debit            -         -
             Total Long-term Debt                          36,181    33,685

  CURRENT AND ACCRUED LIABILITIES

 231    Notes payable                                           -         -
 232    Accounts payable                                   23,523    11,233
 233    Notes payable to associate
        companies (Schedule XIII)                               -         -
 234    Accounts payable to associate
        companies (Schedule XIII)                          11,642         -
 236    Taxes accrued                                         593     2,824
 237    Interest accrued                                      418       659
 238    Dividends declared                                      -         -
 241    Tax collections payable                                57       729
 242    Miscellaneous current and accrued
        liabilities (Schedule XIII)                        24,537    24,801
             Total Current and Accrued Liabilities         60,770    40,246

  DEFERRED CREDITS

 253    Other deferred credits                             10,184     9,613
 255    Accumulated deferred investment tax credits             -         -
             Total Deferred Credits                        10,184     9,613

 282    ACCUMULATED DEFERRED INCOME TAXES                   8,621     8,441

        TOTAL LIABILITIES AND PROPRIETARY
        CAPITAL                                          $113,950   $91,267

                                                                          6

                           ANNUAL REPORT OF GPU SERVICE, INC.

                          For the Year Ended December 31, 1996



                         SCHEDULE II - SERVICE COMPANY PROPERTY
                           BALANCE AT             RETIREMENTS   OTHER     BALANCE AT
                           BEGINNING   ADDITIONS      OR       CHANGES 1/  CLOSE OF
      DESCRIPTION           OF YEAR                  SALES                   YEAR

 SERVICE COMPANY PROPERTY

 Account
 301  ORGANIZATION         $    49   $     -     $     -         $   -    $    49

 303  MISCELLANEOUS
      INTANGIBLE PLANT

 304  LAND AND LAND RIGHT    2,824         -           -             -      2,824

 305  STRUCTURES AND
      IMPROVEMENTS          50,497       684           -             -     51,181

 306  LEASEHOLD
      IMPROVEMENTS               -         -           -             -          -

 307  EQUIPMENT 2/          20,952     5,748       2,864             -     23,836

 308  OFFICE FURNITURE
      AND EQUIPMENT          4,894        76           -             -      4,970

 309  AUTOMOBILES, OTHER
      VEHICLES AND
      RELATED GARAGE
      EQUIPMENT

 310  AIRCRAFT AND
      AIRPORT EQUIPMENT

 311  OTHER SERVICE
      COMPANY PROPERTY 3/    1,995       491           -             -      2,486

        SUB-TOTAL           81,211     6,999       2,864             -     85,346

 107  CONSTRUCTION WORK
      IN PROGRESS 4/             -         -           -             -          -


         TOTAL             $81,211   $ 6,999     $ 2,864         $   -    $85,346



 1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         N/A



                                                                               7
                                 SCHEDULE II - CONTINUED




     2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
        COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING
        THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                                        BALANCE AT
                      SUBACCOUNT DESCRIPTION               ADDITIONS    CLOSE OF
                                                                           YEAR
        COMMUNICATIONS EQUIPMENT (MICROWAVE & TELEPHONE)   $    77      $ 1,915

        DATA PROCESSING EQUIPMENT                            4,283       17,439

        DISPATCHING EQUIPMENT                                  688          990

        LOAD RESEARCH EQUIPMENT                                  -          119

        MISCELLANEOUS EQUIPMENT                                 26          318

        PERSONAL COMPUTER                                      674        3,055











                                                 TOTAL     $ 5,748      $23,836



     3/ DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        Photographic, Cafeteria Furniture & Equipment, Mailing Equipment







     4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        N/A



                                                                                 8
                                   ANNUAL REPORT OF GPU SERVICE, INC.

                                  For the Year Ended December 31, 1996



                                          SCHEDULE III
                           ACCUMULATED PROVISION FOR DEPRECIATION AND
                            AMORTIZATION OF SERVICE COMPANY PROPERTY
                             BALANCE AT   ADDITIONS                               BALANCE AT
                             BEGINNING     CHARGED                OTHER CHANGES   CLOSE OF
       DESCRIPTION           OF YEAR         TO      RETIREMENTS  ADD (DEDUCT)1/  YEAR
                                         ACCOUNT 403

   Account
   301  ORGANIZATION

   303  MISCELLANEOUS
        INTANGIBLE PLANT

   304  LAND AND LAND RIGHTS

   305  STRUCTURES AND
        IMPROVEMENTS          $14,703     $1,273       $    -         $   -        $15,976

   306  LEASEHOLD
        IMPROVEMENTS                -          -            -             -              -

   307  EQUIPMENT               6,344      2,174            -             -          8,518

   308  OFFICE FURNITURE
        AND FIXTURES            2,709        493            -             -          3,202

   309  AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT

   310  AIRCRAFT AND
        AIRPORT EQUIPMENT

   311  OTHER SERVICE
        COMPANY PROPERTY          678         81            -             -            759






                              $24,434     $4,021       $    -        $    -        $28,455


     1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
              N/A


                                                                          9
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                            SCHEDULE IV - INVESTMENTS


 INSTRUCTIONS:   Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                       OF YEAR        YEAR


 ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


               NONE




 ACCOUNT 124 - OTHER INVESTMENTS


          COMPANY OWNED LIFE INSURANCE -
            CASH SURRENDER VALUE                        $ 8,761      $ 9,601


          RABBI TRUST                                     1,907        7,801


          HEALTH CARE RESERVE                                 -          166


 ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


         NONE




                                       TOTAL            $10,668      $17,568

                                                                          10
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       BALANCE AT   BALANCE AT
              D E S C R I P T I O N                    BEGINNING     CLOSE OF
                                                       OF YEAR        YEAR

 ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
        COMPANIES

        GPU INTERNATIONAL, INC.                        $   289     $   232
        GPU POWER, INC.                                      -          58
        GPU ELECTRIC, INC.                                   -          48
        GPU, INC.                                          423         436
        GPU GENERATION, INC.                                 -       5,745
        GPU NUCLEAR, INC.                                  736          19
        JERSEY CENTRAL POWER & LIGHT COMPANY             1,470           -
        METROPOLITAN EDISON COMPANY                      1,305       1,333
        PENNSYLVANIA ELECTRIC COMPANY                    1,143         348









                                       TOTAL           $ 5,366     $ 8,219



 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                   PAYMENTS

      INTERCHANGE TRANSACTIONS

      JERSEY CENTRAL POWER & LIGHT COMPANY                         $53,137
      METROPOLITAN EDISON COMPANY                                   34,779
      PENNSYLVANIA ELECTRIC COMPANY                                  2,011




                                                TOTAL PAYMENTS     $89,927

                                                                          11
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


 INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


          D E S C R I P T I O N                  LABOR     EXPENSES     TOTAL


 ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


               NONE



















                                   TOTAL            -          -          -



 SUMMARY:

                                                                          12
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


          D E S C R I P T I O N                  LABOR      EXPENSES   TOTAL


 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED      $1,770       $448     $2,218



       BILLED TO:

       JERSEY CENTRAL POWER & LIGHT COMPANY        (524)      (125)      (649)

       METROPOLITAN EDISON COMPANY                 (716)      (125)      (841)

       PENNSYLVANIA ELECTRIC COMPANY               (403)      (129)      (532)

       GPU NUCLEAR, INC.                            (10)        -         (10)

       GPU GENERATION, INC.                        (117)       (69)      (186)















         NOTE: Stores expenses are billed back to the associated companies in the month incurred.







                                         TOTAL   $  -       $  -       $  -

                                                                          13
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT   BALANCE AT
          D E S C R I P T I O N                        BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR

 ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED
                ASSETS


                NONE





























                                       TOTAL                 -           -

                                                                          14
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT   BALANCE AT
           D E S C R I P T I O N                    BEGINNING     CLOSE OF
                                                     OF YEAR       YEAR

 ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


      Air Shuttle                                    $  152       $  138

      Stock Plan                                      1,904        1,855

      Procurement Cards                                  35           17

      Unclassified Charges by Associates                513           73

      Fringe Benefits                                     -          (33)

      Misc. Billing Adjustments                         184         (101)















                                       TOTAL         $2,788       $1,949

                                                                          15
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES




 INSTRUCTIONS:   Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



          D E S C R I P T I O N                                     AMOUNT


 ACCOUNT 188 -   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                 EXPENDITURES

                 SYSTEM RESEARCH AND DEVELOPMENT                     $ 22



                 BILLED TO:

                 JERSEY CENTRAL POWER & LIGHT COMPANY                 (11)

                 PENNSYLVANIA ELECTRIC COMPANY                         (6)

                 METROPOLITAN EDISON COMPANY                           (5)









         NOTE:   Research and development expenses
                 are billed back to the associate
                 companies in the month incurred.



                                                      TOTAL        $  -

                                                                                                                         16
                                                 ANNUAL REPORT OF GPU SERVICE, INC.

                                                For the Year Ended December 31, 1996


                                                  SCHEDULE XI - PROPRIETARY CAPITAL
                                                        NUMBER OF        PAR OR STATED
         ACCOUNT NUMBER        CLASS OF STOCK             SHARES             VALUE             OUTSTANDING CLOSE OF PERIOD
                                                        AUTHORIZED         PER SHARE          NO. OF SHARES    TOTAL AMOUNT
              201           COMMON STOCK ISSUED           5,000               $10  *             5,000           $50,000*

            INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
                  D E S C R I P T I O N                                                                      AMOUNT

         ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                          NONE

         ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                        $(1,856)
                           GPUS Excess Pension Plan Minimum Liability Recognition

                                                                                                      TOTAL  $(1,856)


            INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                      BALANCE AT     NET INCOME                  BALANCE AT
                  D E S C R I P T I O N                                BEGINNING         OR        DIVIDENDS      CLOSE OF
                                                                       OF YEAR         (LOSS)        PAID           YEAR
         ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                           NONE

                                                          TOTAL        $  -             $  -         $  -           $  -


               * In whole dollars.

                                                                                                                         17
                                                 ANNUAL REPORT OF GPU SERVICE, INC.

                                                For the Year Ended December 31, 1996




                                                     SCHEDULE XII- LONG-TERM DEBT


     INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
                           TERMS OF OBLIG             DATE                          BALANCE AT                       BALANCE AT
         NAME OF CREDITOR  CLASS & SERIES              OF     INTEREST    AMOUNT    BEGINNING                    1/    CLOSE
                           OF OBLIGATION            MATURITY    RATE    AUTHORIZED   OF YEAR  ADDITIONS  DEDUCTIONS   OF YEAR
   ACCOUNT 223 - ADVANCES FROM ASSOCIATE
     COMPANIES:

                      NONE


   ACCOUNT 224 - OTHER LONG-TERM DEBT:
     Aetna Insurance                                4/1/01    10.87                 $ 19,200             $19,200     $   -
     First Union Bank (formerly First Fidelity)     9/30/98   Variable                11,500              11,500         -
     First National Bank of Chicago                 4/1/01    Variable                   -    $ 35,000                35,000
     Obligations under Capital Leases               Various   Various                  2,985               1,804       1,181
                           Total                                                    $ 33,685  $ 35,000   $32,504     $36,181





   1/  GIVE AN EXPLANATION OF DEDUCTIONS:  Aetna Insurance and First Union Bank (formerly First Fidelity)-Refinanced with a $35 million five year term loan agreement with First National Bank of Chicago.  Obligations under Capital Leases-Payments per
   Agreements.


                                                                          18
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


 INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                 associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT   BALANCE AT
          D E S C R I P T I O N                        BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR

 ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

          NONE

                                           TOTAL             -           -



 ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

      JERSEY CENTRAL POWER & LIGHT COMPANY               $   -       $11,642

                                           TOTAL         $   -       $11,642




 ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
               LIABILITIES

 ACCRUALS
            - DENTAL                                     $   120     $   349
            - CAFETERIA SUPPLEMENT                            18          18
            - INTERCHANGE POWER                              (71)        (71)
            - INCENTIVE COMPENSATION                       6,166       6,004
            - HOSPITALIZATION                              1,761       2,317
            - LEGAL                                          228          -
            - OFFICERS' DEFERRED COMPENSATION              4,901       6,050
            - PENSION COSTS                                2,543       2,322
            - SEVERANCE PAY                                   -          423
            - WORKMEN'S COMPENSATION                          -           14
            - VACATION                                     6,250       5,289
            - OBLIGATIONS UNDER CAPITAL LEASES             2,885       1,822
               (Short-Term Portion)
                                           TOTAL         $24,801     $24,537

                                                                          19
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


 INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                NONE

                                                                          20
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                                   SCHEDULE XV

                               STATEMENT OF INCOME


 ACCOUNT            D E S C R I P T I O N            CURRENT YEAR   PRIOR YEAR


     INCOME

 457       Services rendered to associate companies     $134,156     $128,143
 458       Services rendered to nonassociate
             companies                                       172          390
 421       Miscellaneous income or loss                       16            8

                Total Income                             134,344      128,541

     EXPENSE

 920       Salaries and wages                             61,335       59,293
 921       Office supplies and expenses                   12,891       11,025
 922       Administrative expense transferred -
             credit                                            -            -
 923       Outside services employed                       6,702        8,471
 924       Property insurance                                171           53
 925       Injuries and damages                              320          142
 926       Employee pensions and benefits                 26,823       18,609
 928       Regulatory commission expense                       -            -
 930.1     General advertising expenses                       37            1
 930.2     Miscellaneous general expenses                    531        3,729
 931       Rents                                           8,310       10,241
 932       Maintenance of structures and equipment         4,410        3,505
 403       Depreciation and amortization expense           4,021        3,415
 408       Taxes other than income taxes                   6,363        5,955
 409       Income taxes                                   (4,227)      (1,887)
 410       Provision for deferred income taxes            10,941        9,851
 411       Provision for deferred income taxes -
             credit                                       (7,533)      (7,246)
  411.5    Investment tax credit                               -            -
 426.1     Donations                                         230          120
 426.5     Other deductions                                 (406)        (210)
 427       Interest on long-term debt                      2,807        2,947
 430       Interest on debt to associate
             companies                                         -            -
 431       Other interest expense                            618          527

                Total Expense                            134,344      128,541


                Net Income or (Loss)                    $      -      $     -

                                                                          21
                      ANNUAL REPORT OF  GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                DIRECT       INDIRECT   COMPENSATION  TOTAL
                                 COSTS        COSTS       FOR USE     AMOUNT
 NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                                 457-1        457-2         457-3



 GPU, INC.                      $  1,672     $   305    $   -        $  1,977

 JERSEY CENTRAL POWER
   & LIGHT COMPANY                35,901       8,105        -          44,006

 PENNSYLVANIA ELECTRIC
   COMPANY                        25,009       5,850        -          30,859

 METROPOLITAN EDISON
   COMPANY                        23,718       5,696        -          29,414

 GPU NUCLEAR, INC.                13,418       4,340        -          17,758

 GPU INTERNATIONAL, INC.             568         123        -             691

 GPU POWER, INC.                     122          25        -             147

 GPU ELECTRIC, INC.                  182          36        -             218

 GPU GENERATION, INC.              7,582       1,504        -           9,086













           TOTAL                $108,172     $25,984    $  -         $134,156



                                                                                                       22
                                      ANNUAL REPORT OF GPU SERVICE, INC.

                                     For the Year Ended December 31, 1996



                                              ANALYSIS OF BILLING
                                            NONASSOCIATE COMPANIES
                                                  ACCOUNT 458



                                         DIRECT     INDIRECT   COMPENSATION              EXCESS
                                          COSTS      COSTS     FOR USE         TOTAL       OR          TOTAL
 NAME OF NONASSOCIATE COMPANY            CHARGED    CHARGED     OF CAPITAL     COST      DEFICIENCY    AMOUNT
                                          458-1       458-2       458-3                    458-4       BILLED
 * Consumers Water Companies (A)          $ 10        $  2                      $ 12       $ 27        $ 39
   New York State Electric & Gas (B)         6                                     6                      6
   PJM Interconnection Office (C)            8                                     8                      8
   Utilities Employees Credit Union (D)     34          85                       119                    119


                                TOTAL     $ 58        $ 87       $  -           $145       $ 27        $172



 INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

 (A)  Billing Services
 (B)  Tie Line Services
 (C)  Computer Terminal Replacement & Communication Backup Service
 (D)  Computer Services




  *   See Descriptions of Activities on page 39.

                                                                                                                            23

                                                            ANNUAL REPORT OF  GPU SERVICE, INC.

                                                           For the Year Ended December 31, 1996

                                                                        SCHEDULE XVI
                                                              ANALYSIS OF CHARGES FOR SERVICE
                                                            ASSOCIATE AND NONASSOCIATE COMPANIES
                                              ASSOCIATE COMPANY CHARGES  NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                             DIRECT    INDIRECT            DIRECT  INDIRECT            DIRECT    INDIRECT
        DESCRIPTION OF ITEMS                  COST       COST    TOTAL      COST     COST     TOTAL     COST      COST     TOTAL
 920    SALARIES AND WAGES                   $ 53,494  $ 7,840   $ 61,334  $  1      $        $  1   $ 53,495   $ 7,840   $ 61,335
 921    OFFICE SUPPLIES AND EXPENSES            7,964    4,890     12,854    22        15       37      7,986     4,905     12,891
 922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT
 923    OUTSIDE SERVICES EMPLOYED               6,721      (19)     6,702                               6,721       (19)     6,702
 924    PROPERTY INSURANCE                          4      167        171                                   4       167        171
 925    INJURIES AND DAMAGES                      262       58        320                                 262        58        320
 926    EMPLOYEE PENSIONS AND BENEFITS         24,959    1,864     26,823                              24,959     1,864     26,823
 928    REGULATORY COMMISSION EXPENSE
 930.1  GENERAL ADVERTISING EXPENSES               13       24         37                                  13        24         37
 930.2  MISC. GENERAL EXPENSES                    437       88        525     6                  6        443        88        531
 931    RENTS                                   6,627    1,634      8,261    14        35       49      6,641     1,669      8,310
 932    MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                             2,900    1,458      4,358    15        37       52      2,915     1,495      4,410
 403    DEPRECIATION AND AMORTIZATION
        EXPENSE                                   152    3,869      4,021                                 152     3,869      4,021
 408    TAXES OTHER THAN INCOME TAXES           4,840    1,523      6,363                               4,840     1,523      6,363
 409    INCOME TAXES                              (95)  (4,132)    (4,227)                                (95)   (4,132)    (4,227)
 410    PROVISION FOR DEFERRED INCOME TAXES             10,941     10,941                                        10,941     10,941
 411    PROVISION FOR DEFERRED INCOME TAXES
          - CREDIT                                      (7,533)    (7,533)                             (7,533)   (7,533)
 411.5  INVESTMENT TAX CREDIT
 426.1  DONATIONS                                 230                 230                                 230                  230
 426.5  OTHER DEDUCTIONS                         (406)               (406)                               (406)                (406)
 427    INTEREST ON LONG-TERM DEBT                 80     2,727     2,807                                  80     2,727      2,807
 431    OTHER INTEREST EXPENSE                     23       595       618                                  23       595        618


 INSTRUCTION: Total cost of service will equal
              for associate and nonassociate
              companies the total amount
              billed under their separate
              analysis of billing schedules.


                           TOTAL EXPENSES =   108,205    25,994   134,199    58        87       145   108,263    26,081    134,344
   COMPENSATION FOR USE OF EQUITY CAPITAL =
 430 INTEREST ON DEBT TO ASSOC. COMPANIES =
                    TOTAL COST OF SERVICE =  $108,205    $25,994  $134,199  $ 58       $87      $145  $108,263   $26,081   $134,344


                                                                                                                                 24

                                                             ANNUAL REPORT OF GPU SERVICE, INC.

                                                           For the Year Ended December 31, 1996

                                                                       SCHEDULE XVII
                                                              SCHEDULE OF EXPENSE DISTRIBUTION
                                                                             BY
                                                             DEPARTMENT OR SERVICE FUNCTION
                                                                D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N

                                              TOTAL                                      BUSINESS  CORPORATE            HUMAN
 D E S C R I P T I O N  O F  I T E M S        AMOUNT    OVERHEAD   ACCOUNTING  TAXES     PLANNING  SECRETARY  LEGAL   RESOURCES
 920   SALARIES AND WAGES                    $ 61,335   $ 7,840      $6,106    $  898    $  834      $466    $  837    $2,278
 921   OFFICE SUPPLIES AND EXPENSES            12,891     4,905       1,330        68        66        78        63       363
 922   ADMINISTRATIVE EXPENSE  TRANSFERRED -
       CREDIT
 923   OUTSIDE SERVICES EMPLOYED                6,702       (19)        153         4        91         2     1,757     1,040
 924   PROPERTY INSURANCE                         171       167
 925   INJURIES AND DAMAGES                       320        58          30         4         3         2         5        11
 926   EMPLOYEE PENSIONS AND BENEFITS          26,823     1,864       1,516       213       206       106       230       533
 928   REGULATORY COMMISSION EXPENSE
 930.1 GENERAL ADVERTISING EXPENSE                 37        24           1
 930.2 MISCELLANEOUS GENERAL EXPENSES             531        88           2                  6                    1        55
 931   RENTS                                    8,310     1,669         484       344        28        11        15        26
 932   MAINTENANCE OF STRUCTURES AND
       EQUIPMENT                                4,410     1,495          37         1         8         3         8        60
 403   DEPRECIATION AND AMORTIZATION
       EXPENSE                                  4,021     3,869
 408   TAXES OTHER THAN INCOME TAXES            6,363     1,523         459        64        62        32        70       161
 409   INCOME TAXES                            (4,227)   (4,132)
 410   PROVISION FOR DEFERRED INCOME TAXES     10,941    10,941
 411   PROVISION FOR DEFERRED INCOME TAXES
       - CREDIT                                (7,533)   (7,533)
 411.5 INVESTMENT TAX CREDIT
 426.1 DONATIONS                                  230
 426.5 OTHER DEDUCTIONS                          (406)
 427   INTEREST ON LONG-TERM DEBT               2,807     2,727
 430   INTEREST ON DEBT TO ASSOCIATE
       COMPANIES
 431   OTHER INTEREST EXPENSE                     618       595

 INSTRUCTION: Indicate each department or
              service function. (See Instruc-
              tion 01-3 General Structure of
              Accounting System: Uniform
                System Account)

 TOTAL EXPENSES=                             $134,344   $26,081      $10,118   $1,596    $1,304      $700    $2,986    $4,527


                                                                                                              25

                                    ANNUAL REPORT OF GPU SERVICE, INC.

                                      For the Year Ended December 31, 1996

                                                   SCHEDULE XVII
                                         SCHEDULE OF EXPENSE DISTRIBUTION
                                                         BY
                                          DEPARTMENT OR SERVICE FUNCTION
                                      D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N
            MATERIAL
 ACCOUNT      &                    INTERNAL  INFORMATION   POWER                   SYSTEM      TRANSMISSION
 NUMBER     SERVICE   EXECUTIVE     AUDIT      SERVICES    SUPPLY   GENERATION   OPERATIONS    PLAN & ANAL.
 920        $  735      $2,655     $ 2,656     $19,922    $   725     $            $3,542         $
 921           273         603         246       2,994         76          1          138
 922

 923           338          33          74       2,000         61          2           26
 924                                                 4
 925             4           7          13         110          3                      14
 926           183         343         682       5,452        156                     681
 928
 930.1                       2                       1
 930.2           9          21                      52         37
 931            45           4          20       4,776         14          9          224           11
 932             4          14          11       2,215          2                     100

 403                                                89

 408            55         104         206       2,544         47                     206
 409                                               (95)
 410
 411

 411.5
 426.1                      50                       3
 426.5                                               1
 427                                                80
 430
 431                                                23

 TOTAL      $1,646      $3,836     $ 3,908     $40,171    $ 1,121     $   12       $4,931         $ 11


                                                                                                                     25A
                         ANNUAL REPORT OF GPU SERVICE, INC.

                            For the Year Ended December 31, 1996

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION
                D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N

 ACCOUNT   SYSTEM    PROCESS     BUSINESS                     GOVERNMENT             STRATEGIC    CORPORATE
 NUMBER   PLANNING   SERVICES   DEVELOPMENT   COMMUNICATIONS  RELATIONS   TREASURY   PLANNING      GENERAL
 920      $3,062      $4,241      $  455         $  314         $ 388      $3,075     $  189        $   117
 921         203         639          65            360           154         272         (3)            (3)
 922

 923         265         526          33             79            77         136         24
 924
 925          15          19           2              2             1          16          1
 926         760         933         100            117            74         736         55         11,883
 928
 930.1                                                3             2           4
 930.2                     3           4            230            22           1
 931          93         184           1              2           128         197         24              1
 932           5         366          17              1            25          38

 403                                                                                                     63

 408         230         283          30             23            23         224         17
 409
 410
 411

 411.5
 421
 426.1                                25            152
 426.5                                                                                                 (407)
 427
 430
 431

 TOTAL    $4,633      $7,194      $  732         $1,283         $ 894      $4,699     $  307        $11,654


                                                                                 26

                             ANNUAL REPORT OF GPU SERVICE, INC.

                            For the Year Ended December 31, 1996



                              DEPARTMENTAL ANALYSIS OF SALARIES

                                         ACCOUNT 920
                                          DEPARTMENTAL SALARY EXPENSE             NUMBER
 NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
 Indicate each department         TOTAL     PARENT      OTHER           NON       END OF
 or service function.             AMOUNT    COMPANY   ASSOCIATES     ASSOCIATES    YEAR
 Accounting                      $ 6,541    $    26    $ 6,515       $   -         113
 Taxes                               961          1        960           -          13
 Business Planning                   979          -        979           -          10
 Corporate Secretary               1,249         82      1,167           -          22
 Legal                               951          1        950           -          33
 Human Resources                   2,769          -      2,769           -          34
 Materials and Services            3,219         85      3,134           -          57
 Executive                         3,416        984      2,432           -           9
 Internal Auditing                 2,658          -      2,658           -          39
 Information Services             22,142          -     22,141           1         351
 Power Supply                        725          -        725           -           7
 System Operations                 3,542          -      3,542           -          69
 System Planning                   3,066          -      3,066           -           -
 Process Services                  4,366          -      4,366           -          56
 Business Development                455          -        455           -           -
 Communications                      634         54        580           -           7
 Government Relations                398          -        398           -           5
 Treasury                          3,075         58      3,017           -          34
 Strategic Planning                  189          -        189           -           -

                    TOTAL        $61,335     $1,291    $60,043       $   1         859


















                                                                                   27
                              ANNUAL REPORT OF GPU SERVICE,INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED
                                         ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.
                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Legal
   Abdallah & Muckelroy          Intellectual Property Matters           NA        $   114

   Ballard, Spahr, Andrews       Health Plans                            NA            283
     & Ingersoll

   Berlack, Israels & Liberman   Issues arising under the Public         NA            763
                                 Utility Holding Company Act of 1935

   Fried, Frank, Harris,         Reviewed and suggested revisions        NA            189
     Shriver & Jacobson          of employee benefit plans

   Swidler & Berlin              1996 Telecom Act                        NA            122

   55 Others (under $100,000)                                                          123

                Sub-Total                                                            1,594

  Engineering

   8 Firms (under $100,000)                                              NA            136

                Sub-Total                                                              136



                                                                                   27A
                             ANNUAL REPORT OF GPU SERVICE, INC.

                            For the Year Ended December 31, 1996



                                  OUTSIDE SERVICES EMPLOYED
                                         ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than  $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                   "A"= ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"= NON        AMOUNT
                                                                    ASSOCIATE

 Other Professional Services
   Advanced Research Mgmt.       Diversity Management                    NA            173
     Consultant

   AON Consulting                Consulting in conjunction with          NA            211
                                 the retirement plan & health
                                 communication project

   The Boston Consulting         Consulting for GPU's Strategic          NA            110
     Group, Inc.                 Planning Working Group

   DRI/McGraw Hill               Economic Forecasting                    NA            105

   Gartner Group, Inc.           Research & Advisory Services            NA            177
                                 for Choice 5 Programs

   Godwins, Inc.                 Consulting charges in conjunction       NA            200
                                 with the retirement plan & health
                                 & welfare communication project

   Nemeth/Martin Personnel       Customer Accounting System Study        NA            158

   Peoplesoft, Inc.              EDS Consulting General                  NA            490

   The Technical Resource        Update Computer Systems                 NA            104
   Group, Inc.

   278 Others (under $100,000)                                                       3,244

                Subtotal                                                             4,972

                Grand Total                                                         $6,702


                                                                          28
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926



 INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


        D E S C R I P T I O N                                   AMOUNT


    CAFETERIA SUPPLEMENT                                       $   357

    SOCIAL CLUB                                                     34

    VOLUNTARY ENHANCED RETIREMENT PROGRAM (VERP)                11,502

    HOSPITAL, SURGICAL, MEDICAL & DENTAL INSURANCE               4,595

    PENSION PLANS                                                  394

    EMPLOYEE SAVINGS PLAN                                        1,972

    LONG TERM DISABILITY                                           437

    VACATION ACCRUAL                                             3,320

    OPEB LIFE INSURANCE                                            501

    OPEB HEALTH INSURANCE                                        3,580

    OTHER BENEFITS (Under $25,000)                                 131










                                                       TOTAL   $26,823

                                                                          29
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1



 INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
                "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



       D E S C R I P T I O N            NAME OF PAYEE              AMOUNT


       Editorial, Educational,
          & Informational               Various                    $  5

       Investor Information             Standard & Poor's             5

       Newspaper, Magazine,
         & Pamphlet                     Various                      27



















                                                         TOTAL     $ 37

                                                                         30
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2



 INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
                "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b)
                (2) shall be separately classified.




              D E S C R I P T I O N                           AMOUNT

    Dues & Memberships                                       $  208

    Company Sponsored Community Activities                      323















                                         TOTAL               $  531

                                                                           31
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                                      RENTS

                                   ACCOUNT 931



 INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
                "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.



          T Y P E  O F  P R O P E R T Y                        AMOUNT


    BUILDINGS                                                $    626

    DATA PROCESSING EQUIPMENT                                   6,142

    DUPLICATING EQUIPMENT                                         174

    LICENSES & PC SOFTWARE                                        367

    MAILING EQUIPMENT                                              14

    ON-LINE DATA SERVICES                                          57

    OTHER OFFICE EQUIPMENT                                         12

    PERSONAL COMPUTERS                                            512

    TELECOMMUNICATIONS SYSTEM                                     400

    MISCELLANEOUS                                                   6








                                                      TOTAL   $ 8,310

                                                                           32
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


 INSTRUCTION:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                      K I N D  O F  T A X                      AMOUNT

    (1)     OTHER THAN U.S. GOVERNMENT TAXES

            Local Real Estate - New Jersey                     $  633
                              - Pennsylvania                      462

            New Jersey Unemployment Insurance                     132

            Pennsylvania Unemployment Insurance                   125

            Pennsylvania Sales & Use                              863

                                          Sub Total             2,215


    (2)     TAXES - U.S. GOVERNMENT

            Federal Unemployment Insurance                        230

            FICA                                                3,918

                                          Sub Total             4,148










                                              TOTAL            $6,363

                                                                          33
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996

                                    DONATIONS

                                  ACCOUNT 426.1


 INSTRUCTION:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


 NAME OF RECIPIENT                   PURPOSE OF DONATION           AMOUNT

 United Way of Morris County         Community Charities           $  8

 United Way of Berks County          Community Charities             11

 Hershey Medical Center              Health Services/Hospitals        3

 Cancer Care                         Health Services/Hospitals        5

 19 Organizations (Under $3,000)     Health Services/Hospitals       13

 Harvard University                  Education                       50

 United Negro College Fund           Education                        5

 County College of Morris            Education                        3

 Marine Corps Law Enforcement        Education                        3
   Foundation

 16 Organizations (Under $3,000)     Education                        8

 Eva's Kitchen                       Community Services               5

 Police Ath. League of Parsippany    Community Services               5

 D. O'Brien Child Advocacy Center    Community Services               7

 Coalition to Keep NJ Working        Community Services              20

 The Nature Conservancy              Community Services              25

 Freedom House                       Community Services              10

 Governor's Council for a            Community Services               5
 Drug Free Community

 47 Organizations (Under $3,000)     Community Services              22

 N.J. Shakespeare Festival           Cultural Development             7

 Waterloo Foundation for the Arts    Cultural Development             5

 Colonial Symphony                   Cultural Development             5

 3 Organizations (Under $3,000)      Cultural Development             5


                                                           TOTAL   $230

                                                                          34
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


 INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
                "Other Deductions", classifying such expenses according to their nature.



             D E S C R I P T I O N           NAME OF PAYEE          AMOUNT

 Company Owned Life Insurance Premiums  Massachusetts Mutual          $(406)
                                        Life Insurance Co.






























                                        TOTAL                         $(406)

                                                                          35
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME



 INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





                        NONE

                                                                          36
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                               ORGANIZATION CHART


             -------------------------------------------------------
             |  BOARD OF DIRECTORS                                 |
             |  Chairman, President & CEO                          |
              -----------------------------------------------------|
                      |   Executive Vice President &               |
                      |      General Counsel                       |
                      |--------------------------------------------|
                      |    | Corporate Secretary                   |
                      |    |---------------------------------------|
                      |    | Director - Corporate Legal Services   |
                      |    |---------------------------------------|
                      |    | V.P. Government Affairs               |
                      |    |---------------------------------------|
                      |  Executive Vice President &                |
                      |      Chief Financial Officer               |
                      |--------------------------------------------|
                      |    |  Vice President & Treasurer           |
                      |    |---------------------------------------|
                      |    |  Sr. V.P. Financial Controls          |
                      |    |---------------------------------------|
                      |        | Asst. Compt. - Acctg.             |
                      |        |-----------------------------------|
                      |        | Asst. Compt. - Bus. Plng. & Taxes |
                      |        |-----------------------------------|
                      |  Executive V.P. - Power Supply Group       |
                      |--------------------------------------------|
                      |    |  V.P. System Operations               |
                      |    |---------------------------------------|
                      |    |  V.P. System Planning                 |
                      |    |---------------------------------------|
                      |  Sr. V.P. System Services                  |
                      |--------------------------------------------|
                      |    |  V.P. Information Technology Services |
                      |    |---------------------------------------|
                      |    |  Director - Materials and Services    |
                      |    |---------------------------------------|
                      |    |  Director - Process Services          |
                      |--------------------------------------------|
                      |  V.P. Internal Auditing                    |
                      |--------------------------------------------|
                      |  V.P. Human Resources                      |
                      |--------------------------------------------|
                      |  V.P. Communications                       |
                       ---------------------------------------------

                                                                         37
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996



                              METHODS OF ALLOCATION





   1.  Multiple Factor:

       The average of the following three factors:

       A. Gross Distribution Plant at Year-End
       B. Energy Sales (MWH) to Ultimate Customers
       C. O & M Expense, Excluding Purchased Power

   2.  Size Factor:

       Forecasted capacity responsibility for the planning period, June - May.

   3.  Conventional Steam Capacity:

       Installed capacity at year-end (MW)

   4.  Nuclear Steam Capacity:

       Installed capacity at year-end (MW)

   5.  Combustion Turbine Capacity:

       Installed capacity at year-end (MW)

   6.  Three (3) Factor:

       Multiple Factor billed to Jersey Central Power & Light Company, Pennsylvania Electric Company, and Metropolitan Edison Company.





   Each Division/Function is assigned one of the above factors for allocating indirect costs to groups of associated companies. The allocation factor is based upon each Division/Function's type of work and is reviewed annually.

                      ANNUAL REPORT OF  GPU SERVICE, INC.

                      For the Year Ended December 31, 1996

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





                                      NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996


                              VENTURE DISCLOSURES



           LICENSING OF COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 29, 1990 for SEC File No. 70-7675, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1996 for activities related to the licensing of computer programs to non-associated companies.

                      LEASING OF RESERVE COMPUTER CAPACITY

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated November 27, 1991 for SEC File No. 70-7841, GPU Service, Inc. received revenues during 1996 from New York State Electric and Gas and Consumers Water Company, non-associated companies, for reserve computer capacity. These revenues are shown separately on page 22 of this report.

            LICENSING OF AUTOMATED MATERIALS MANAGEMENT SYSTEM (AMMS)
                  COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated December 3, 1991 for SEC File No. 70-7871, GPU Service, Inc. did not receive AMMS licensing revenues during 1996.

                          FIBER OPTIC LEASE AGREEMENT

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 2, 1994 for SEC File No. 70-7850, GPU Service, Inc. incurred no revenues or expenses during the year for this agreement. All revenues and expenses incurred by Jersey Central Power & Light Company and Metropolitan Edison Company are reported on GPU's 1996 Form U5S.

        SERVICES TO NON-AFFILIATED UTILITIES AND RESERVING JURISDICTION

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated November 5, 1996 for SEC File No. 70-8805, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1996 for activities related to the services to non-affiliated utilities and reserving jurisdiction.

        ENTRY INTO NON-UTILITY BUSINESS AND RESERVATION OF JURISDICTION

     Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 16, 1996 for SEC File No. 70-8817, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1996 for activities related to the entry into non-utility business and reservation of jurisdiction.

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1996




                                SIGNATURE CLAUSE



              Pursuant to the requirements of the Public

         Utility Holding Company Act of 1935 and the rules

         and regulations of the Securities and Exchange

         Commission issued thereunder, the undersigned

         Company has duly caused this report to be signed

         on its behalf by the undersigned officer thereunto

         duly authorized.


                                    GPU SERVICE, INC.
                              (Name of Reporting Company)

                          By: /s/ P. R. Chatman
                              (Signature of Signing Officer)

                          P. R. Chatman, Assistant Comptroller
                          (Printed Name and Title of Signing Officer)


         Date: April 21, 1997